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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             NALCO CHEMICAL COMPANY
                            (Name of Subject Company)


                             SUEZ LYONNAISE DES EAUX
                               H2O ACQUISITION CO.
                                    (Bidders)
                                    _________

                    Common Stock, par value $0.1875 per share
           (Including the Associated Preferred Stock Purchase Rights)
                                       and
      Series B ESOP Convertible Preferred Stock, par value $1.00 per share
                         (Title of Class of Securities)
                                   _________

Common Stock: 629853102          Series B ESOP Convertible Preferred Stock: None
                      (CUSIP Number of Class of Securities)
                                   _________

                                 Patrice Herbet
                             Suez Lyonnaise des Eaux
                                 1, rue d'Astorg
                                   75008 Paris
                                     France
                              011-33-1-40-06-64-00
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                   _________
                                    Copy to:
                                   Kevin Keogh
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

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

     This Amendment No. 2 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 filed on July 1, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer (the "Offer") by H2O Acquisition Co. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.1875 per share, including the associated preferred stock purchase rights (the "Common Stock") and Series B ESOP Convertible Preferred Stock (the "ESOP Preferred Stock"), par value $1.00 per share, of Nalco Chemical Company, a Delaware corporation (the "Company"), at a price of $53.00 per share of Common Stock and $1,060.00 per share of ESOP Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 10.  Additional Information.

     Items 10(b) and (c) of the Schedule 14D are hereby amended and supplemented as follows:

     Reference is made to the text of the press release issued by Parent and the Company on July 23, 1999, the full text of which is set forth in Exhibit (a)(9) and is incorporated herein by reference.

     Item 10(f) is hereby amended and supplemented as follows:

     On July 23, 1999, Parent and the Company issued a press release announcing, among other things, the receipt from the Federal Trade Commission of requests for additional information and other documentary material. The full text of the press release is set forth in Exhibit (a)(9) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

           Exhibit Number               Description
           Exhibit (a)(9)               Press release issued on July 23, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 1999                  Suez Lyonnaise des Eaux

                                       By: /s/Francois Jaclot
                                          --------------------------------------
                                          Name:   Francois Jaclot
                                          Title:  Member of the Management Board

Dated:  July 23, 1999                  H2O Acquisition Co.

                                       By: /s/Patrick Buffet
                                          --------------------------------------
                                          Name:   Patrick Buffet
                                          Title:  Director